SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q2 ’18 Earnings Results

I. Performance in Q2 2018 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q2 18	Q1 18	Q2 17	QoQ	YoY
Quarterly Results
Revenues	5,611	5,675	6,629	-1%	-15%
Operating Income	-228	-98	804	N/A	N/A
Income before Tax	-340	-96	832	N/A	N/A
Net Income	-301	-49	737	N/A	N/A

II. IR Event of Q2 2018 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q2 18 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on July 25, 2018

5. Venue & Method:	Earnings release conference call in Korean/English

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Daniel Kim, Manager, IR Team (82-2-3777-1010)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Q2 18 Earnings Results is accessible on

IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 18 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Second Quarter 2018 Results

SEOUL, Korea (Jul. 25, 2018) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2018.

•	Revenues in the second quarter of 2018 decreased by 1% to KRW 5,611 billion from KRW 5,675 billion in the first quarter of 2018 and decreased by 15% from KRW 6,629 billion in the second quarter of 2017.

•	Operating loss in the second quarter of 2018 recorded KRW 228 billion. This compares with the operating loss of KRW 98 billion in the first quarter of 2018 and the operating profit of KRW 804 billion in the second quarter of 2017.

•	EBITDA in the second quarter of 2018 was KRW 681 billion, compared with EBITDA of KRW 812 billion in the first quarter of 2018 and with EBITDA of KRW 1,583 billion in the second quarter of 2017.

•	Net loss in the second quarter of 2018 was KRW 301 billion, compared with the net loss of KRW 49 billion in the first quarter of 2018 and with the net income of KRW 737 billion in the second quarter of 2017.

LG Display recorded KRW 5,611 billion in revenues and KRW 228 billion in operating loss in the second quarter of 2018 due to a continued and steep decline in panel prices and lower demand in panels driven by set makers’ conservative purchasing strategy.

Panels for TVs accounted for 42% of the revenue in the second quarter of 2018, mobile devices for 22%, tablets and notebook PCs for 19%, and desktop monitors for 17%.

LG Display recorded 116% in the liability-to-equity ratio, 99% in the current ratio, and 30% in the net debt-to-equity ratio as of June 30, 2018. The increased ratios of liability-to-equity and net debt-to-equity compared with the previous quarter were mainly due to the borrowings made for the strategic shift toward a more OLED-focused business structure.

LG Display will focus more on differentiated LCD features and technologies in the IT sector such as narrow bezel, IPS borderless, and oxide technology, as well as high-value-added products such as larger-size TV panels and commercial displays, considering that a structural oversupply in panels and fierce competition among display makers are expected to continue down the road.

In addition, LG Display will achieve a turnaround to profit in the OLED TV sector in the third quarter of 2018. By making its final decision to invest in its Gen 10.5 OLED panel production line in Paju, Korea, and by starting mass production in the latter half of 2019 at its Gen 8.5 OLED production line now under construction in Guangzhou, China, LG Display will accelerate the expansion of the global large-size OLED market.

“Panel area shipments in the third quarter are expected to increase by a mid-single digit percentage, as upcoming favorable seasonality is anticipated to drive up the sales volume. As the trend of panel prices is expected to turn positive, we anticipate seeing an increase in some panel prices, which will depend on the supply and demand situation per panel size,” said Don Kim, CFO of LG Display.

He added, “LG Display will invest KRW 3 trillion less than originally planned by 2020 by adjusting the timing and amount of investment while continuing to speed up the shift toward an OLED-focused business in the mid and long term.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 25, 2018 starting at 10:00 a.m. Korea Standard Time to announce the second quarter of 2018 earnings results. Investors can listen to the conference call via https://events.arkadin.com/ev/APAC/kr/lgd18q1webcast

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, Poland, and Vietnam. The company has approximately 54,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 25, 2018	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President